SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number: 0-27683


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  December 31, 2002

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant:        AmeriVision Communications, Inc.

Former name if applicable:      N/A

________________________________________________________________________________

Address of principal executive office (Street and number):

5900 Mosteller Drive, Suite 1600
________________________________________________________________________________

City, state and zip code:       Oklahoma City, Oklahoma  73112


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[x]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The registrant is unable to file its annual report on Form 10-K in a timely manner because of its ongoing negotiations of (i) the refinancing of its senior secured credit facility, and (ii) a final merger agreement with PowerNet Global Communications, Inc. Information regarding both matters needs to be analyzed in the context of the registrant's present financial condition and results of operations, to ensure that the disclosure of such matters, and the impact of such matters on the registrant's financial condition and results of operations, is materially accurate and not misleading.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Robert Cook                         (405)      600-3500
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant expects the following changes in results of operations for the year ended December 31, 2002 compared to the period ended December 31, 2001:

     o    a reduction in sales from $80.8 million to $64.1 million;
     o a reduction in total operating expenses from $73.9 million to $59.4 million;
     o    a reduction in net income from $3.4 million to $1.3 million; and
     o a reduction in earnings per share (basic) of $4.09 to $1.52, and earnings per share (diluted) of $3.48 to $1.32.

     The decrease in net sales was the result of fewer billable minutes used by a smaller customer base and a reduction of minutes billed under current rate plans. The bulk of the registrant's operating expenses are variable expenses. As a result, operating expenses were reduced in relation to the reduction in net sales. Other reductions in operating expenses included:

     o a decrease in advertising expense primarily due to more focused efforts on specific advertising;
     o a decrease in billing fees and charges primarily due to improvements in the registrant's billing processes;
     o a decrease in payroll expenses primarily due to reorganization efforts and elimination of duplicative expenses;
     o a decrease in general and administrative expenses primarily due to increased controls on expenditures;
     o a decrease in depreciation and amortization primarily due to assets becoming fully depreciated at the end of 2001; and
     o a decrease in interest expense and other finance charges primarily due to a reduction of the registrant's outstanding balances under its letter of credit and lower effective interest rates in 2002.


                        AMERIVISION COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 1, 2003                By   ROBERT COOK
                                        Robert Cook, President and Chief
                                        Executive Officer